UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) and (d) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)*

Thryv Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

886029206
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

 *          The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 886029206

1	NAMES OF REPORTING PERSONS
Mudrick Distressed Opportunity Fund Global, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,918,557

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,918,557

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,918,557

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.59% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)  Based on 33,993,496 shares of common stock, $0.01 par value per share (“Shares”) of Thryv Holdings, Inc. (the “Issuer”) outstanding, including (i) 33,966,497 Shares outstanding as of November 9, 2021, as reported by the Issuer in its quarterly report on Form 10-Q for the period ended September 30, 2021, (ii) 18,151 Shares that were issued pursuant to stock options exercised on December 16, 2021 by the Reporting Persons (as defined herein), and (iii) 8,848 Shares that were issued pursuant to stock options exercised on December 17, 2021 by Jason Mudrick.

CUSIP No. 886029206

1	NAMES OF REPORTING PERSONS
Mudrick Distressed Opportunity Specialty Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
683

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
683

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
683

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
<0.1% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)  Based on 33,993,496 Shares of the Issuer outstanding, including (i) 33,966,497 Shares outstanding as of November 9, 2021, as reported by the Issuer in its quarterly report on Form 10-Q for the period ended September 30, 2021, (ii) 18,151 Shares that were issued pursuant to stock options exercised on December 16, 2021 by the Reporting Persons, and (iii) 8,848 Shares that were issued pursuant to stock options exercised on December 17, 2021 by Jason Mudrick.

CUSIP No. 886029206

1	NAMES OF REPORTING PERSONS
Mudrick GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,919,240 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,919,240 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,919,240 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.59% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)  Includes securities of the Issuer directly owned by Mudrick Distressed Opportunity Fund Global, L.P. and Mudrick Distressed Opportunity Specialty Fund, L.P.

(2)  Based on 33,993,496 Shares of the Issuer outstanding, including (i) 33,966,497 Shares outstanding as of November 9, 2021, as reported by the Issuer in its quarterly report on Form 10-Q for the period ended September 30, 2021, (ii) 18,151 Shares that were issued pursuant to stock options exercised on December 16, 2021 by the Reporting Persons, and (iii) 8,848 Shares that were issued pursuant to stock options exercised on December 17, 2021 by Jason Mudrick.

CUSIP No. 886029206

1	NAMES OF REPORTING PERSONS
Mudrick Distressed Opportunity Drawdown Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,031

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,031

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,031

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
<0.1% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)  Based on 33,993,496 Shares of the Issuer outstanding, including (i) 33,966,497 Shares outstanding as of November 9, 2021, as reported by the Issuer in its quarterly report on Form 10-Q for the period ended September 30, 2021, (ii) 18,151 Shares that were issued pursuant to stock options exercised on December 16, 2021 by the Reporting Persons, and (iii) 8,848 Shares that were issued pursuant to stock options exercised on December 17, 2021 by Jason Mudrick.

CUSIP No. 886029206

1	NAMES OF REPORTING PERSONS
Mudrick Distressed Opportunity Drawdown Fund GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,031 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,031 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,031 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
<0.1% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)  Includes securities of the Issuer directly owned by Mudrick Distressed Opportunity Drawdown Fund, L.P.

(2)  Based on 33,993,496 Shares of the Issuer outstanding, including (i) 33,966,497 Shares outstanding as of November 9, 2021, as reported by the Issuer in its quarterly report on Form 10-Q for the period ended September 30, 2021, (ii) 18,151 Shares that were issued pursuant to stock options exercised on December 16, 2021 by the Reporting Persons, and (iii) 8,848 Shares that were issued pursuant to stock options exercised on December 17, 2021 by Jason Mudrick.

CUSIP No. 886029206

1	NAMES OF REPORTING PERSONS
Mudrick Distressed Opportunity Drawdown Fund II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,317,661

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,317,661

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,317,661

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.88% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)  Based on 33,993,496 Shares of the Issuer outstanding, including (i) 33,966,497 Shares outstanding as of November 9, 2021, as reported by the Issuer in its quarterly report on Form 10-Q for the period ended September 30, 2021, (ii) 18,151 Shares that were issued pursuant to stock options exercised on December 16, 2021 by the Reporting Persons, and (iii) 8,848 Shares that were issued pursuant to stock options exercised on December 17, 2021 by Jason Mudrick.

CUSIP No. 886029206

1	NAMES OF REPORTING PERSONS
Mudrick Distressed Opportunity Drawdown Fund II GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,317,661 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,317,661 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,317,661 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.88% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)  Includes securities of the Issuer directly owned by Mudrick Distressed Opportunity Drawdown Fund II, L.P.

(2)  Based on 33,993,496 Shares of the Issuer outstanding, including (i) 33,966,497 Shares outstanding as of November 9, 2021, as reported by the Issuer in its quarterly report on Form 10-Q for the period ended September 30, 2021, (ii) 18,151 Shares that were issued pursuant to stock options exercised on December 16, 2021 by the Reporting Persons, and (iii) 8,848 Shares that were issued pursuant to stock options exercised on December 17, 2021 by Jason Mudrick.

CUSIP No. 886029206

1	NAMES OF REPORTING PERSONS
Verto Direct Opportunity II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,509,830

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,509,830

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,509,830

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.38% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)  Based on 33,993,496 Shares of the Issuer outstanding, including (i) 33,966,497 Shares outstanding as of November 9, 2021, as reported by the Issuer in its quarterly report on Form 10-Q for the period ended September 30, 2021, (ii) 18,151 Shares that were issued pursuant to stock options exercised on December 16, 2021 by the Reporting Persons, and (iii) 8,848 Shares that were issued pursuant to stock options exercised on December 17, 2021 by Jason Mudrick.

CUSIP No. 886029206

1	NAMES OF REPORTING PERSONS
Verto Direct Opportunity GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,602,815 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,602,815 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,602,815 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.66% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)  Includes securities of the Issuer directly owned by Verto Direct Opportunity II, L.P. and Verto Direct Opportunity GP, LLC.

(2)  Based on 33,993,496 Shares of the Issuer outstanding, including (i) 33,966,497 Shares outstanding as of November 9, 2021, as reported by the Issuer in its quarterly report on Form 10-Q for the period ended September 30, 2021, (ii) 18,151 Shares that were issued pursuant to stock options exercised on December 16, 2021 by the Reporting Persons, and (iii) 8,848 Shares that were issued pursuant to stock options exercised on December 17, 2021 by Jason Mudrick.

CUSIP No. 886029206

1	NAMES OF REPORTING PERSONS
Mudrick Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
9,771,949 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
9,771,949 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,771,949 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
28.75% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)  Includes securities of the Issuer directly owned by Mudrick Distressed Opportunity Fund Global, L.P., Mudrick Distressed Opportunity Specialty Fund, L.P., Mudrick Distressed Opportunity Drawdown Fund, L.P., Mudrick Distressed Opportunity Drawdown Fund II, L.P., Verto Direct Opportunity II, L.P., Verto Direct Opportunity GP, LLC and certain accounts managed by Mudrick Capital Management, L.P.

(2)  Based on 33,993,496 Shares of the Issuer outstanding, including (i) 33,966,497 Shares outstanding as of November 9, 2021, as reported by the Issuer in its quarterly report on Form 10-Q for the period ended September 30, 2021, (ii) 18,151 Shares that were issued pursuant to stock options exercised on December 16, 2021 by the Reporting Persons, and (iii) 8,848 Shares that were issued pursuant to stock options exercised on December 17, 2021 by Jason Mudrick.

CUSIP No. 886029206

1	NAMES OF REPORTING PERSONS
Mudrick Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
9,771,949 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
9,771,949 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,771,949 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
28.75% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)  Includes securities of the Issuer directly owned by Mudrick Distressed Opportunity Fund Global, L.P., Mudrick Distressed Opportunity Specialty Fund, L.P., Mudrick Distressed Opportunity Drawdown Fund, L.P., Mudrick Distressed Opportunity Drawdown Fund II, L.P., Verto Direct Opportunity II, L.P., Verto Direct Opportunity GP, LLC and certain accounts managed by Mudrick Capital Management, L.P.

(2)  Based on 33,993,496 Shares of the Issuer outstanding, including (i) 33,966,497 Shares outstanding as of November 9, 2021, as reported by the Issuer in its quarterly report on Form 10-Q for the period ended September 30, 2021, (ii) 18,151 Shares that were issued pursuant to stock options exercised on December 16, 2021 by the Reporting Persons, and (iii) 8,848 Shares that were issued pursuant to stock options exercised on December 17, 2021 by Jason Mudrick.

CUSIP No. 886029206

1	NAMES OF REPORTING PERSONS
Jason Mudrick

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
8,848

	6	SHARED VOTING POWER
9,771,949

	7	SOLE DISPOSITIVE POWER
8,848 (1)

	8	SHARED DISPOSITIVE POWER
9,771,949 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,780,797 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
28.77% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)  Includes securities of the Issuer directly owned by Mudrick Distressed Opportunity Fund Global, L.P., Mudrick Distressed Opportunity Specialty Fund, L.P., Mudrick Distressed Opportunity Drawdown Fund, L.P., Mudrick Distressed Opportunity Drawdown Fund II, L.P., Verto Direct Opportunity II, L.P., Verto Direct Opportunity GP, LLC and certain accounts managed by Mudrick Capital Management, L.P.

(2)  Based on 33,993,496 Shares of the Issuer outstanding, including (i) 33,966,497 Shares outstanding as of November 9, 2021, as reported by the Issuer in its quarterly report on Form 10-Q for the period ended September 30, 2021, (ii) 18,151 Shares that were issued pursuant to stock options exercised on December 16, 2021 by the Reporting Persons, and (iii) 8,848 Shares that were issued pursuant to stock options exercised on December 17, 2021 by Jason Mudrick.

ITEM 1(a):	Name of Issuer:

Thryv Holdings, Inc., a Delaware corporation (the “Issuer”).

ITEM 1(b):	Address of Issuer’s Principal Executive Offices:

2200 West Airfield Drive, P.O. Box 619810, DFW Airport, Texas 75261.

ITEM 2(a):	Name of Person Filing:

This Schedule 13G is filed by Mudrick Distressed Opportunity Fund Global, L.P. (“Global LP”), Mudrick Distressed Opportunity Specialty Fund, L.P. (“Specialty LP”), Mudrick Distressed Opportunity Drawdown Fund, L.P. (“Drawdown”), Mudrick Distressed Opportunity Drawdown Fund II, L.P. (“Drawdown II”), Verto Direct Opportunity II, L.P. (“Verto Direct II”), Mudrick GP, LLC (“Mudrick GP”), Mudrick Distressed Opportunity Drawdown Fund GP, LLC (“Drawdown GP”), Mudrick Distressed Opportunity Drawdown Fund II GP, LLC (“Drawdown II GP”), Verto Direct Opportunity GP, LLC (“Verto GP”), Mudrick Capital Management, L.P. (“MCM”), Mudrick Capital Management, LLC (“MCM GP”), and Jason Mudrick. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Mudrick GP is the general partner of Global LP and Specialty LP and may be deemed to beneficially own the Shares (as defined below) owned directly by Global LP and Specialty GP. Drawdown GP is the general partner of Drawdown and may be deemed to beneficially own the Shares owned directly by Drawdown. Drawdown II GP is the general partner of Drawdown II and may be deemed to beneficially own the Shares owned directly by Drawdown II. Verto GP is the general partner of Verto Direct II and may be deemed to beneficially own the Shares owned directly by Verto Direct II. MCM is the investment manager to Drawdown II, Drawdown, Global LP, Verto Direct II, Verto GP and certain accounts managed by MCM. Mr. Mudrick is the sole member of Mudrick GP, Drawdown GP, Drawdown II GP, Verto GP and MCM GP. By virtue of these relationships, each of MCM, MCM GP and Mr. Mudrick may be deemed to beneficially own the Shares owned directly by Global LP, Specialty LP, Drawdown, Drawdown II, Verto Direct II and Verto GP and certain accounts managed by MCM.

ITEM 2(b):	Address of Principal Business Office or, if None, Residence:

The address of the principal office of each of the Reporting Persons is 527 Madison Avenue, 6th Floor, New York, NY 10022.

ITEM 2(c):	Citizenship:

Each of Specialty LP, Drawdown, Drawdown II, Verto Direct II, Mudrick GP, Drawdown GP, Drawdown II GP, Verto GP, MCM and MCM GP is organized under the laws of the State of Delaware. Global LP is organized under the laws of the Cayman Islands. Mr. Mudrick is a citizen of the United States of America.

ITEM 2(d):	Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Shares”).

ITEM 2(e):	CUSIP Number:

886029206

ITEM 3:	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

☒	Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with §240.13(d)-1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4:	Ownership:

(a):	Amount Beneficially Owned:

See Cover Page Item 9 for each Reporting Person, incorporated herein by reference. The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not directly owned by such Reporting Person except to the extent of his or its pecuniary interest therein.

(b):	Percent of Class:

See Cover Page Item 11 and related footnote for each Reporting Person, incorporated herein by reference.

(c):	Number of Shares of Which Such Person Has:

(i)	Sole power to vote or direct the vote:

See Cover Page Item 5 for each Reporting Person, incorporated herein by reference.

(ii)	Shared power to vote or direct the vote:

See Cover Page Item 6 for each Reporting Person, incorporated herein by reference.

(iii)	Sole power to dispose or direct the disposition of:

See Cover Page Item 7 for each Reporting Person, incorporated herein by reference.

(iv)	Shared power to dispose or direct the disposition of:

See Cover Page Item 8 for each Reporting Person, incorporated herein by reference.

ITEM 5:	Ownership of Five Percent or Less of a Class:

Not applicable.

ITEM 6:	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

ITEM 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

ITEM 8:	Identification and Classification of Members of the Group:

See Exhibit 1 to this Schedule 13G.

ITEM 9:	Notice of Dissolution of a Group:

Not applicable.

ITEM 10:	Certifications:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2022

/s/ Jason Mudrick
JASON MUDRICK

MUDRICK CAPITAL MANAGEMENT, L.P.

By:	Mudrick Capital Management, LLC, its general partner

By:	/s/ Jason Mudrick
Name:	Jason Mudrick
Title:	Sole Member

MUDRICK DISTRESSED OPPORTUNITY FUND GLOBAL, L.P.

By:	Mudrick GP, LLC, its general partner

By:	/s/ Jason Mudrick
Name:	Jason Mudrick
Title:	Sole Member

MUDRICK DISTRESSED OPPORTUNITY SPECIALTY FUND, L.P.

By:	Mudrick GP, LLC, its general partner

By:	/s/ Jason Mudrick
Name:	Jason Mudrick
Title:	Sole Member

MUDRICK DISTRESSED OPPORTUNITY DRAWDOWN FUND, L.P.

By:	Mudrick Distressed Opportunity Drawdown Fund GP, its general partner

By:	/s/ Jason Mudrick
Name:	Jason Mudrick
Title:	Sole Member

MUDRICK GP, LLC

By:	/s/ Jason Mudrick
Name:	Jason Mudrick
Title:	Sole Member

MUDRICK DISTRESSED OPPORTUNITY DRAWDOWN FUND GP, LLC

By:	/s/ Jason Mudrick
Name:	Jason Mudrick
Title:	Sole Member

MUDRICK DISTRESSED OPPORTUNITY DRAWDOWN FUND II, L.P.

By:	Mudrick Distressed Opportunity Drawdown Fund II GP, LLC, its general partner

By:	/s/ Jason Mudrick
Name:	Jason Mudrick
Title:	Sole Member

MUDRICK CAPITAL MANAGEMENT, LLC

By:	/s/ Jason Mudrick
Name:	Jason Mudrick
Title:	Sole Member

VERTO DIRECT OPPORTUNITY II, L.P.

By:	Verto Direct Opportunity GP, LLC, its general partner

By:	/s/ Jason Mudrick
Name:	Jason Mudrick
Title:	Sole Member

VERTO DIRECT OPPORTUNITY GP, LLC

By:	/s/ Jason Mudrick
Name:	Jason Mudrick
Title:	Sole Member

MUDRICK DISTRESSED OPPORTUNITY DRAWDOWN FUND II, GP

By:	/s/ Jason Mudrick
Name:	Jason Mudrick
Title:	Sole Member

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement (incorporated by reference to Exhibit 1 of the Reporting Persons’ Schedule 13G filed with the SEC on February 12, 2021)